Form 10-K, Exhibit 13
period 1995-03-31
LOGICON INC /DE/
filed 1995-06-26
CIK 311946

SELECTED CONSOLIDATED FINANCIAL DATA

                                        -----------------------------------------------------------
                                                       For the Year Ended March 31
                                        -----------------------------------------------------------
(dollars in millions)                       1995        1994         1993         1992         1991
- ---------------------------------------------------------------------------------------------------
Revenues                                  $345.2      $320.2       $325.1       $299.1       $260.0
Net Income                                  19.5        21.0         15.5         13.5          8.6
                                        -----------------------------------------------------------
                                        -----------------------------------------------------------
                                                               Per Share Amounts
                                        -----------------------------------------------------------
(dollars)                                   1995        1994         1993         1992         1991
- ---------------------------------------------------------------------------------------------------
Earnings                                   $2.75       $2.80        $2.04        $1.74        $1.07
Dividends                                   0.32        0.28         0.24        0.195         0.18
Equity                                     15.92       14.11        12.39        10.86         9.29
                                        -----------------------------------------------------------
                                        -----------------------------------------------------------
                                                                   March 31
                                        -----------------------------------------------------------
(dollars in millions)                       1995        1994         1993         1992         1991
- ---------------------------------------------------------------------------------------------------
Backlog                                 $1,686.3      $727.4       $630.6       $657.6       $523.1
Total Assets                               152.5       129.3        119.8        113.8         98.4
Working Capital                             70.8        85.5         76.2         67.3         53.4
Stockholders' Equity                       107.5        97.7         89.1         81.0         69.0
                                        -----------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

- --------------------------------------------------------------------------------
Revenues and Backlog

Logicon provides advanced technology systems and services to support national security, civil and industrial needs in the following areas: Command, Control, Communications & Intelligence; Weapon Systems; Information Systems; Science & Technology; and Training & Simulation. Contracts with the U.S. government are the Company's primary revenue source, accounting for 99 percent of total revenues from services and systems for fiscal years 1993 through 1995. The Company performs its work under a variety of contractual types which are summarized in the table below. The Company's contractual revenue mix has shifted in recent years with a greater percentage of revenue being derived from "Time and Material" and "Fixed-Price" contracts.

The Company's backlog is not subject to any significant seasonal fluctuations but is likely to vary substantially as contracts near completion and in conjunction with the execution of major contractual renewals or the award of major new contracts. All of the Company's contracts with the government are subject to redirection or termination for convenience. Backlog, including priced options, has more than doubled to $1.7 billion at March 31, 1995, from $727 million at March 31, 1994. This increase is principally from the award on April 13, 1994, by the U.S. Air Force of a contract to provide Integrated Computer-Aided Software Engineering (I-CASE) systems and related services. The U.S. Air Force estimated the value of this fixed-price and fixed-price labor hour contract at $670 million over a 10-year period. Revenues from this contract were $25 million for fiscal year 1995. Firm backlog related to the I-CASE contract was $14 million at March 31, 1995. In recent years, the Company's customers have awarded contracts for longer periods of performance, with options to extend the period of performance or with options to add or expand the contract tasks, based upon prices agreed to at the time of the contractual award. Management expects this practice to continue in fiscal year 1996.

The following tables present an analysis of the Company's revenues and backlog by contract type for the past three years:

                                                --------------------------------------
                                                        For the Year Ended March 31
                                                --------------------------------------
(dollars in thousands)                              1995           1994           1993
- --------------------------------------------------------------------------------------
Contract revenues:
   Cost plus fixed fee                          $ 80,064       $ 93,795       $103,045
   Cost plus award and incentive fee             125,668        128,501        142,644
   Fixed-price                                    51,317         33,339         31,121
   Time and material                              84,798         62,581         46,815
                                                --------------------------------------
                                                $341,847       $318,216       $323,625
                                                ======================================

                                                                                   ----------------------------------------
                                                                                                     March 31
                                                                                   ----------------------------------------
(dollars in thousands)                                                                   1995           1994           1993
- ---------------------------------------------------------------------------------------------------------------------------
Backlog:
     Firm contracts:
          Cost plus fixed fee                                                      $  155,283       $139,118       $114,266
          Cost plus award and incentive fee                                           163,044        102,952        120,733
          Fixed-price                                                                  34,166         17,919         15,917
          Time and material                                                           165,385         87,078         50,333
                                                                                   ----------------------------------------
                                                                                      517,878        347,067        301,249
                                                                                   ----------------------------------------
     Contract options and untasked indefinite quantity contract values:
          Cost type                                                                   367,904        259,882        280,386
          Fixed-price                                                                 743,261         98,521         19,749
          Time and material                                                            57,285         21,941         29,197
                                                                                   ----------------------------------------
                                                                                    1,168,450        380,344        329,332
                                                                                   ----------------------------------------
          Total backlog                                                            $1,686,328       $727,411       $630,581
                                                                                   ========================================

Profit Margins

Profit margins from operations for the three years ended March 31, 1995, 1994 and 1993 were as follows:


                                                              --------------------------------
                                                                 For the Year Ended March 31
                                                              --------------------------------
                                                               1995          1994         1993
- ----------------------------------------------------------------------------------------------
Return on revenue before tax                                   9.5%         10.8%         7.8%
Return on revenue after tax                                    5.7%          6.6%         4.8%
Effective income tax rate                                     40.5%         40.9%        38.6%
Before-tax return on short-term portfolio                      4.8%          3.2%         3.4%
                                                              --------------------------------

The fiscal 1994 results include net income of $3.9 million or 51 cents per share and revenues of $4 million resulting from the settlement of two claims the Company had filed with the United States Court of Federal Claims. The claims were for increased costs relating to changes in contract requirements for two fixed-price development contracts with the U.S. Navy to provide air traffic controller training systems, which were delivered and accepted by the U.S. Navy in prior periods. Net income during fiscal 1994 was also increased by $635,000, or eight cents per share, as a result of the Company's adoption of Financial Accounting Standard No. 109 "Accounting for Income Taxes." This amount is the total cumulative effect on income for this change in accounting for income taxes.

Excluding the non-recurring items mentioned above, after tax results improved for fiscal year 1995 by .5% over results for fiscal year 1994 due to an increase in interest income received on a larger average cash and marketable securities portfolio earning interest at higher short-term rates and to improved margins on award fees and time and material contracts.

Prior to fiscal year 1993, selling and administrative expenses expressed as a percentage of revenues were typically in the 11% to 12% range. During fiscal year 1993, the Company relocated three operating unit headquarters and consolidated administrative support functions to achieve business and management efficiencies. These changes have contributed to the reduction in selling and administrative expenses to 8.8%, 8.6% and 9.1% of revenues for fiscal years 1995, 1994 and 1993, respectively.

On February 16, 1995, the Company acquired Syscon Corporation (Syscon), which operated as an indirectly wholly-owned subsidiary of Harnischfeger Industries, Inc., for a cash purchase price of $45 million. Syscon is engaged principally in the business of providing systems development, systems integration and systems services to the U.S. government and commercial enterprises. The acquisition was accounted for as a purchase and the excess of the purchase price over net assets acquired was $21.7 million. The Company's consolidated results of operations include the operations of Syscon from the acquisition date.

Days sales in receivables increased to 69 days at March 31, 1995, compared to 45 days at March 31, 1994, and 63 days at March 31, 1993. The increase for fiscal year 1995 is due primarily to the acquisition of Syscon Corporation on February 16, 1995. The Company has adequate cash and credit lines available to fund such fluctuations.

Inflation

Inflation has had little impact on the Company's results of operations. The majority of revenues result from contracts in which the expected impact of inflation, including increased labor rates, is provided for in the contract pricing. The impact of inflation on replacement costs of plant and equipment has not been of great significance, because the investment is low and accelerated depreciation methods are used for both tax and cost recovery purposes.

Liquidity and Capital Resources

Cash provided by operating activities was $26.5 million, $38.3 million and $21.7 million in fiscal years 1995, 1994 and 1993, respectively, and is the Company's primary source of liquidity. The Company's working capital decreased to $70.8 million at the end of fiscal year 1995, from $85.5 million at the end of fiscal year 1994 and from $76.2 million at the end of fiscal year 1993. The decrease in working capital was primarily due to the acquisition of Syscon Corporation for $45 million, in cash. The Company's working capital position is reflected in the current ratio of 2.6 to 1, 3.7 to 1 and 3.5 to 1 for fiscal years 1995, 1994 and 1993, respectively.

The Company's Consolidated Balance Sheet is exceptionally strong, with no debt. Management believes that the Company's existing capital resources are sufficient to provide for its operating needs and continued growth. A $25 million unsecured line of credit has been arranged with a bank to provide working capital for temporary requirements. There were no borrowings under the line during the last three fiscal years.

Purchase of Treasury Stock

On August 1, 1994, the Board of Directors granted the authority to spend up to $20 million to repurchase shares of the Company's common stock in open market transactions. The Company purchased 331,300 shares for an aggregate cost of $9.7 million during fiscal 1995. Over the last three fiscal years, the Company has purchased 1,255,400 shares for an aggregate cost of $29.6 million under this and prior authorizations.

CONSOLIDATED STATEMENT OF INCOME                                   Logicon, Inc.

                                                                                 ----------------------------------------
                                                                                         For the Year Ended March 31
                                                                                 ----------------------------------------
(shares and dollars in thousands except per share data)                              1995            1994            1993
- -------------------------------------------------------------------------------------------------------------------------
Revenues:
Contract revenues                                                                $341,847        $318,216        $323,625
Interest                                                                            3,344           1,976           1,447
                                                                                 ----------------------------------------
                                                                                  345,191         320,192         325,072
- -------------------------------------------------------------------------------------------------------------------------
Costs and Expenses:
Cost of contract revenues                                                         282,074         258,165         270,451
Selling and administrative expenses                                                30,302          27,511          29,425
                                                                                 ----------------------------------------
                                                                                  312,376         285,676         299,876
- -------------------------------------------------------------------------------------------------------------------------
Income before taxes on income                                                      32,815          34,516          25,196
Provision for taxes on income (Note 8)                                             13,306          14,109           9,731
                                                                                 ----------------------------------------
Income before cumulative effect of a change in accounting principle                19,509          20,407          15,465
Cumulative effect, on prior years, of change in accounting for
   taxes on income (Note 8)                                                                           635
                                                                                 ----------------------------------------
Net income                                                                       $ 19,509        $ 21,042        $ 15,465
                                                                                 ========================================
Earnings per share of common stock:
Before cumulative effect of a change in accounting principle                        $2.75           $2.72           $2.04
Cumulative effect, on prior years, of change in accounting for
   taxes on income (Note 8)                                                                          0.08
                                                                                 ----------------------------------------
Net income                                                                          $2.75           $2.80           $2.04
                                                                                 ========================================

Average number of common shares including common stock equivalents                  7,102           7,502           7,566
                                                                                 ----------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET                                         Logicon, Inc.

                                                                                                  ----------------------------
                                                                                                             March 31
                                                                                                  ----------------------------
(dollars in thousands)                                                                                1995               1994
- ------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
Cash and cash equivalents                                                                         $ 31,564           $ 43,389
Marketable securities (Note 3)                                                                       9,210             27,350
Accounts receivable (Note 4)                                                                        64,233             38,865
Prepaid expenses                                                                                     2,418              1,129
Deferred income tax benefits (Note 8)                                                                8,308              6,387
                                                                                                  ----------------------------
     Total current assets                                                                          115,733            117,120
Property, plant and equipment (Note 4)                                                               9,090              5,698
Excess of purchase price over net assets of businesses acquired, net of accumulated
     amortization of $2,490 and $1,925                                                              27,654              6,511
                                                                                                  ----------------------------
                                                                                                  $152,477           $129,329
                                                                                                  ============================
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and other accrued liabilities                                                    $ 12,549           $  6,537
Accrued salaries, wages and employee benefits (Note 4)                                              30,831             20,990
Estimated taxes on income (Note 8)                                                                   1,583              4,127
                                                                                                  ----------------------------
     Total current liabilities                                                                      44,963             31,654
                                                                                                  ----------------------------
Commitments and contingent liabilities (Note 9)

Stockholders' equity, per accompanying statement:
Preferred stock, $.10 par value - Authorized 2,000,000 shares, none outstanding
Common stock, $.10 par value - Authorized 40,000,000 shares,
     outstanding 6,753,000 and 6,922,000 shares                                                        675                692
Other paid-in capital                                                                               14,416             11,976
Retained earnings                                                                                   95,889             87,742
Unrealized loss on available for sale securities (Note 3)                                             (159)              (136)
Unearned compensation and notes receivable under
     Restricted Stock Purchase Plan (Note 7)                                                        (3,307)            (2,599)
                                                                                                  ----------------------------
     Total stockholders' equity                                                                    107,514             97,675
                                                                                                  ----------------------------
                                                                                                  $152,477           $129,329
                                                                                                  ============================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY                     Logicon, Inc.

                                                         --------------------------------------------------------
                                                              Common Stock
                                                         ---------------------       Other Paid-         Retained
(shares and dollars in thousands)                        Shares         Amount        in Capital         Earnings
- -----------------------------------------------------------------------------------------------------------------
Balance at March 31, 1992                                7,457           $746            $8,621          $73,478
     Retirement of treasury shares                        (461)           (46)             (794)          (6,300)
     Transactions of stock plans                           194             19             2,030
     Cash dividends                                                                                       (1,740)
     Net income for year                                                                                  15,465
- -----------------------------------------------------------------------------------------------------------------
Balance at March 31, 1993                                7,190            719             9,857           80,903
     Retirement of treasury shares                        (463)           (46)             (537)         (12,198)
     Transactions of stock plans                           195             19             2,656
     Cash dividends                                                                                       (2,005)
     Net income for year                                                                                  21,042
- -----------------------------------------------------------------------------------------------------------------
Balance at March 31, 1994                                6,922            692            11,976           87,742
     Retirement of treasury shares                        (331)           (33)             (449)          (9,176)
     Transactions of stock plans                           162             16             2,889
     Cash dividends                                                                                       (2,186)
     Net income for year                                                                                  19,509
- -----------------------------------------------------------------------------------------------------------------
Balance at March 31, 1995                                6,753           $675           $14,416          $95,889
                                                         ========================================================

Stockholders' equity in the accompanying Consolidated Balance Sheet has been reduced by unearned compensation and notes receivable under the Restricted Stock Purchase Plan (Note 7) and by unrealized loss on available for sale securities (Note 3).

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS                               Logicon, Inc.

                                                                                  ----------------------------------------
                                                                                         For the Year Ended March 31
                                                                                  ----------------------------------------
(dollars in thousands)                                                               1995            1994            1993
- --------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                                        $19,509         $21,042         $15,465
Income charges (credits) not affecting cash -
     Depreciation and amortization                                                  4,388           3,471           3,654
     Provision for the collectibility of accounts receivable                                       (2,000)
     Provision for (benefit from) deferred taxes (Note 8)                          (2,529)         (3,014)            447
     Amortization of deferred compensation                                            587             415             304
     Effect of a change in accounting for income taxes (Note 8)                                      (635)
Changes in assets and liabilities, net of acquisition -
     Decrease in accounts receivable                                                1,304          18,820           4,146
     Decrease (increase) in prepaid expenses                                          731             171             (35)
     Increase (decrease) in accounts payable and other accrued liabilities          2,123          (3,227)         (1,264)
     Increase in accrued salaries, wages and employee benefits                      2,892             285           1,348
     Increase (decrease) in income taxes payable                                   (2,462)          2,956          (2,391)
                                                                                  ----------------------------------------
Net cash provided from operating activities                                        26,543          38,284          21,674
- --------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
Purchase of property, plant and equipment, net of sales                            (2,397)         (2,747)         (3,385)
Maturity of available for sale securities                                          61,519
Purchase of available for sale securities                                         (43,402)        (27,486)
Payment for acquisition, net of cash acquired (Note 2)                            (43,854)
Refund of escrow securing contingent purchase price                                                                   417
                                                                                  ----------------------------------------
Net cash used in investing activities                                             (28,134)        (30,233)         (2,968)
- --------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
Cash dividends                                                                     (2,186)         (2,005)         (1,740)
Transactions of stock plans                                                         1,610           2,035           1,252
Purchase and retirement of treasury shares                                         (9,658)        (12,781)         (7,140)
                                                                                  ----------------------------------------
Net cash used in financing activities                                             (10,234)        (12,751)         (7,628)
                                                                                  ----------------------------------------
Net increase (decrease) in cash and cash equivalents                              (11,825)         (4,700)         11,078
Cash and cash equivalents at beginning of year                                     43,389          48,089          37,011
- --------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                          $31,564         $43,389         $48,089
                                                                                  ========================================
Cash paid for income taxes                                                        $18,215         $12,975         $11,097
                                                                                  ========================================

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                         Logicon, Inc.
- --------------------------------------------------------------------------------

Note 1. Summary of Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions are eliminated.

Contract Revenues

The Company's business is to provide advanced technology systems and services to support national security, civil and industrial needs. Revenues result from a variety of cost-reimbursement and fixed-price contracts, principally with the U.S. government. Contract revenues are recorded using the percentage of completion method, primarily based on contract costs incurred to date compared with total estimated costs at completion. Amounts in excess of contract price for customer changes and increases in contract requirements, errors in specification and design, customer-caused delays and disruptions or other causes of unanticipated additional costs are recognized as revenue if it is probable that the requests for equitable adjustment to the contract will result in additional revenue and the amount can be reasonably estimated. To the extent estimated costs at completion exceed estimated contract price, charges are made to current earnings in the period in which this is first determined, with a related reduction of unbilled amounts to estimated realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is provided using the declining-balance and straight-line methods over estimated useful lives of three to ten years for office furniture and equipment, three to eight years for computer and related equipment and fifteen to thirty years for buildings. Leasehold improvements are amortized over the shorter of their service lives or the remaining terms of the leases.

Excess of Purchase Price Over Net Assets of Businesses Acquired

The excess of purchase price over net assets of businesses acquired is amortized on a straight-line basis, generally over twenty years. The Company regularly reviews the individual components of the balances and recognizes, on a current basis, any decline in value.

Research and Development

The Company charges all research and development expenditures to costs and expenses as incurred. Research and development expenditures for fiscal years 1995, 1994 and 1993 were, respectively, $2,692,000, $2,751,000, and $2,338,000.

Income Taxes

Effective April 1, 1993, the Company prospectively adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109), which changes the method of accounting for income taxes from the deferred method to an asset and liability method. Previously, the Company deferred the past tax effects of timing differences between financial reporting and taxable income. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities.

Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, the Company considers cash equivalents to be short-term, highly liquid investments that mature within 90 days from the date of acquisition.

- --------------------------------------------------------------------------------
Note 2. Acquisition

On February 16, 1995, the Company acquired Syscon Corporation (Syscon), which operated as an indirectly wholly-owned subsidiary of Harnischfeger Industries, Inc., for a cash purchase price of $45 million. Syscon is engaged principally in the business of providing systems development, systems integration and systems services to the U. S. government and commercial enterprises. The acquisition was accounted for as a purchase and the excess of the purchase price over net assets acquired was $21.7 million. The Company's consolidated results of operations include the operations of Syscon from the acquisition date.

The following table summarizes the unaudited consolidated pro forma results of operations, assuming the acquisition had occurred at the beginning of each of the following periods and is not necessarily indicative of the actual results of operations that would have occurred:

                                                                                                  ---------------------------
                                                                                                  For the Year Ended March 31
                                                                                                         (unaudited)
                                                                                                  ---------------------------
(dollars in thousands, except per share data)                                                         1995               1994
- -----------------------------------------------------------------------------------------------------------------------------
Revenues                                                                                          $455,842           $458,411
Income before cumulative effect of a change in accounting principle                               $ 18,151           $ 23,586
Cumulative effect, on prior years, of change in accounting for taxes on income                                            635
                                                                                                  ---------------------------
Net income                                                                                        $ 18,151           $ 24,221
                                                                                                  ===========================
Earnings per share of common stock:
Before cumulative effect of a change in accounting principle                                      $   2.56           $   3.15
Cumulative effect, on prior years, of change in accounting for taxes on income                                           0.08
                                                                                                  ---------------------------
Net income                                                                                        $   2.56           $   3.23
                                                                                                  ===========================
Average number of common shares including common stock equivalents                                   7,102              7,502
                                                                                                  ===========================

The fiscal 1995 results of operations of Syscon, prior to acquisition, include $3.1 million of certain pre-tax non-recurring items. Had these items not been included in the combined pro forma results of operation, pro forma earnings per share for fiscal 1995 would have been $2.82.

- --------------------------------------------------------------------------------
Note 3. Marketable Securities

The details of the marketable securities caption are as follows:

                                                                 ---------------------------------------------------------------
                                                                     Amortized Cost          Fair Value         Gross Unrealized
(dollars in thousands)                                           Basis (plus interest)     (plus interest)                  Loss
- --------------------------------------------------------------------------------------------------------------------------------
March 31, 1995
Available for Sale Securities (Mature within two years)
     U. S. government and government agencies                                  $ 9,477             $ 9,210                  $267
                                                                 ===============================================================
March 31, 1994
Available for Sale Securities (Mature within three years)
     U. S. government and government agencies                                  $10,705             $10,477                  $228
     Commercial paper                                                           16,873              16,873                     -
                                                                 ---------------------------------------------------------------
                                                                               $27,578             $27,350                  $228
                                                                 ===============================================================

The specific identification method has been used to determine cost for each security. There have been no realized gains or losses from the sale of available for sale securities during fiscal 1995 or 1994. The net unrealized holding loss on available for sale securities which was included in stockholders' equity at March 31, 1995, and 1994, was $159,000 and $136,000, respectively.

- --------------------------------------------------------------------------------
Note 4. Details of Certain Consolidated Balance Sheet Captions

                                                                                      -----------------------
                                                                                              March 31
                                                                                      -----------------------
(dollars in thousands)                                                                   1995            1994
- -------------------------------------------------------------------------------------------------------------
Accounts receivable:
U.S. government, including unbillable of $13,259 and $10,431                          $60,929         $37,844
Other                                                                                   3,304           1,021
                                                                                      -----------------------
                                                                                      $64,233         $38,865
                                                                                      =======================
Property, plant and equipment:
Office furniture and equipment                                                        $ 5,747         $ 5,699
Computer and related equipment                                                         24,172          20,810
Land, buildings and leasehold improvements                                              5,041           3,183
                                                                                      -----------------------
                                                                                       34,960          29,692
Less accumulated depreciation and amortization                                        (25,870)        (23,994)
                                                                                      -----------------------
                                                                                      $ 9,090         $ 5,698
                                                                                      =======================
Accrued salaries, wages and employee benefits:
Salaries and related expenses                                                         $14,592          $6,110
Personal leave                                                                         11,499           9,867
Benefit plans                                                                           4,740           5,013
                                                                                      -----------------------
                                                                                      $30,831         $20,990
                                                                                      =======================

Unbillable receivables under fixed-price contracts are normally billable upon acceptance of deliverables by the customer. Unbillable receivables under cost-type contracts are normally billable upon contract completion and acceptance of costs incurred. Unbilled amounts are classified as current assets, since substantially all of these amounts will be realized within one year.

Costs related to certain contracts, including applicable indirect costs, are subject to audit and adjustment from negotiations between the Company and representatives of the U.S. government. Revenues for such contracts have been recorded in amounts that are expected to be realized on final settlement.

- --------------------------------------------------------------------------------
Note 5. Short-Term Borrowings

The Company has a $25 million unsecured line of credit with a bank that is renewable annually in July, subject to review of the Company's financial condition. Borrowings under the line bear interest at the bank's prime rate. The Company is expected to maintain an average collected demand deposit balance equal to 3.5 percent of the line. The compensating balances are not restricted and generally are composed of normal float and minimum operating balances. There were no borrowings under the unsecured line during the last three fiscal years.

- --------------------------------------------------------------------------------
Note 6. Employee Benefit Plans

The Company and its subsidiaries have various tax qualified employee benefit plans which provide retirement benefits to substantially all employees. Annual contributions to the various plans are discretionary and are determined by the Board of Directors. Charges to costs and expenses with respect to the various plans for fiscal years 1995, 1994 and 1993 were, respectively, $7,333,000, $7,350,000, and $7,956,000.

Employees, except those of certain subsidiaries, are eligible to participate in the Company's Stock Purchase Plan by contributing up to six percent of their salary. The Company contributes an amount equal to one-half of each employee's contribution, less forfeitures. Company contributions vest and the purchased stock is distributed after the end of the second calendar year following the year of purchase. As of March 31, 1995, the Plan is authorized to purchase an aggregate of 322,672 additional shares of the

Company's common stock either on the open market or from the Company. The Plan held 172,404 shares of the Company's common stock at March 31, 1995. Charges to costs and expenses with respect to the Plan for fiscal years 1995, 1994 and 1993 were, respectively, $932,000, $385,000, and $374,000.

The Company has incentive compensation plans for key employees that provide for current bonuses and deferred compensation based on the Company's current and future earnings. Charges to costs and expenses with respect to the plans for the fiscal years 1995, 1994 and 1993 were, respectively, $2,619,000, $2,909,000, and
$2,733,000.

- --------------------------------------------------------------------------------
Note 7. Stockholders' Equity

The 1992 Employee Incentive Stock Option Plan provides for issuance of options to key employees to purchase shares of the Company's common stock at prices not less than market value at date of grant. These options become exercisable as determined in each case by the Executive Compensation Committee of the Board of Directors, but in no event shall any exercise period exceed ten years from the date of the grant of the option. No charges are made to earnings in connection with this Plan. The Plan authorizes issuance of 1,000,000 shares. Grants for 86,500 shares at prices ranging from $28.38 to $31.88 per share were made during fiscal year 1995.

The 1991 Stock Option Plan for Non-Employee Directors provides the Company the ability to grant Non-Employee Directors options to purchase common stock of the Company. Options are granted according to a formula contained in the Plan at prices not less than the fair market value at date of grant, are exercisable on or after the second anniversary of the date of grant and expire five years from the date of grant. No charges are made to earnings in connection with this Plan. A total of 85,500 shares of common stock are reserved for future issuance under the Non-Employee Directors' Plan. Grants for 4,500 shares at a price of $32.00 per share were made during fiscal year 1995.

A summary of stock option transactions follows:

                                                                         --------------------------------------------------
                                                                                          Options Outstanding
                                                                         --------------------------------------------------
                                                                                                              (in thousands)
                                                                            Shares            Per Share             Amount
- ---------------------------------------------------------------------------------------------------------------------------
March 31, 1992 (1,400 shares exercisable)                                 684,652           $ 7.50-$12.00           $6,014
Granted                                                                    76,350               14.50                1,107
Exercised                                                                (148,796)           7.50-12.00             (1,153)
Canceled and expired                                                      (23,020)           7.50-12.00               (216)
                                                                         --------------------------------------------------
March 31, 1993 (236,156 shares exercisable)                               589,186            7.50-14.50              5,752
Granted                                                                    91,000            21.25-26.75             2,012
Exercised                                                                (164,989)           7.50-14.50             (1,331)
Canceled and expired                                                       (5,200)           12.00-21.88               (75)
                                                                         --------------------------------------------------
March 31, 1994 (228,397 shares exercisable)                               509,997            7.50-26.75              6,358
Granted                                                                    91,000            28.38-32.00             2,654
Exercised                                                                (111,480)           7.50-26.75             (1,119)
Canceled and expired                                                       (3,700)          14.50-28.38                (72)
                                                                         --------------------------------------------------
March 31, 1995 (241,067 shares exercisable)                               485,817           $ 7.50-$32.00           $7,821
                                                                         ==================================================

Under a Restricted Stock Purchase Plan, the Executive Compensation Committee of the Board of Directors selects eligible employees and determines the number of shares available for purchase by each participant. Eligible employees are entitled to purchase "restricted" shares of the Company's common stock at a discount from market value. Following the date of purchase, restrictions on the transfer of the stock may be removed from a discretionary amount of the shares by the Executive Compensation Committee. Legends prohibiting transfers remain on the certificates and are not removed until any loans which have been made in connection with the purchase have been satisfied. During fiscal year 1995, awards for 55,900 shares were granted. Charges to costs and expenses with respect to the Plan for fiscal years 1995, 1994 and 1993 were, respectively

$587,000, $415,000 and $304,000. At March 31, 1995, and 1994, unearned compensation of $682,000 and $877,000 and notes receivable of $2,625,000 and $1,722,000, respectively, related to the issuance of the stock are deducted from stockholders' equity in the accompanying Consolidated Balance Sheet.

At March 31, 1995, 1,454,650 shares of authorized but unissued common stock were available for future grants under these plans.

In April 1990, the Company established a Stockholder Rights Plan and declared a dividend of one right for each share of common stock. When the Board of Directors determines that an acquiring person, as defined, has acquired or intends to acquire 20 percent or more or, in certain circumstances, 15 percent or more of the Company's common stock, each right may be exercised to purchase stock in the Company equal to the result obtained by multiplying the then current per share purchase price, as defined by the Plan, by the number of shares currently held and dividing that product by 50 percent of the current per share market price or to acquire stock in an acquiring company by the same formula but where the current per share market price is of the acquiring company. An acquiring person is not entitled to any of the benefits of the Plan. The rights, which do not have voting privileges and automatically trade with the common stock after May 15, 1990, may be redeemed by an action of the Board of Directors at a price of $.01 per right within ten days after the announcement that a person has acquired 20 percent or more of the outstanding common stock of the Company. The Plan will expire on May 15, 2000, unless otherwise amended.

- --------------------------------------------------------------------------------
Note 8. Taxes on Income

Effective April 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The cumulative effect of this adoption was an increase in net income of $635,000, or eight cents per share. Financial Statements for prior years have not been restated.

The provision for taxes on income includes the following:

                                                               ------------------------------------
                                                                     For the Year Ended March 31
                                                               ------------------------------------
(dollars in thousands)                                            1995           1994          1993
- ---------------------------------------------------------------------------------------------------
Current payable:
Federal                                                        $12,831        $13,845        $7,350
State                                                            3,004          3,278         1,934
                                                               ------------------------------------
                                                                15,835         17,123         9,284
                                                               ------------------------------------
Tax effect of temporary differences:
Federal                                                         (2,167)        (2,515)          353
State                                                             (362)          (499)           94
                                                               ------------------------------------
                                                                (2,529)        (3,014)          447
                                                               ------------------------------------
                                                               $13,306        $14,109        $9,731
                                                               ====================================

The reasons for variance from the statutory federal income tax rates are as follows:

                                                               ------------------------------------
                                                                   For the Year Ended March 31
                                                               ------------------------------------
                                                                1995            1994           1993
- ---------------------------------------------------------------------------------------------------
Statutory federal income tax rate                               35.0%          35.0%          34.0%
State taxes, net of federal income tax benefit                   5.2            5.2            5.3
Other                                                            0.3            0.7           (0.7)
                                                               ------------------------------------
Effective tax rate                                              40.5%          40.9%          38.6%
                                                               ====================================

Deferred income tax benefits consist of the following:

                                                              ----------------------
                                                                     March 31
                                                              ----------------------
(dollars in thousands)                                          1995           1994
- ------------------------------------------------------------------------------------
Deferred employee benefits                                    $5,570         $3,718
Non-deductible accrued costs                                   2,993          1,836
Contractually unbillable receivables                            (831)          (436)
R&D credit carryforward                                          701
State taxes                                                      431            607
Depreciation                                                     284            702
Loss limitation carryforwards                                    158            323
Other                                                           (691)            83
                                                              ----------------------
                                                               8,615          6,833
Valuation allowance                                             (307)          (446)
                                                              ----------------------
                                                              $8,308         $6,387
                                                              ======================

The valuation allowance relates primarily to loss limitation carryforwards and depreciation. Management believes that all other amounts will be realized. The R&D credit carryforward expires during fiscal years 2005 to 2009.

- --------------------------------------------------------------------------------
Note 9. Commitments and Contingent Liabilities

The Company leases certain facilities and computer-related equipment under operating leases providing for payment of fixed rentals and, in certain cases, property tax and price index increases over base-period amounts. The majority of the leases are for one to fifteen years, with options to extend the terms for up to five years beyond the original lease period. Facility and equipment rental expenses for fiscal years 1995, 1994 and 1993 were, respectively $15,438,000, $16,957,000 and $18,833,000. The amounts due in future fiscal years for the fixed terms of the leases total $119,849,000. Commitments for the five fiscal years 1996 through 2000 are, respectively, $15,947,000, $14,158,000,
$12,364,000, $9,947,000 and $9,405,000.

REPORT OF INDEPENDENT ACCOUNTANTS

Price Waterhouse LLP [LOGO APPEARS HERE]



- --------------------------------------------------------------------------------
TO THE BOARD OF DIRECTORS
AND STOCKHOLDERS OF LOGICON, INC.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Logicon, Inc. and its subsidiaries at March 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for income taxes during fiscal year 1994.

/s/ Price Waterhouse LLP

Price Waterhouse LLP
Costa Mesa, California

May 24, 1995

SELECTED UNAUDITED CONSOLIDATED
QUARTERLY FINANCIAL AND STOCK MARKET DATA

                                                                    -----------------------------------------------------------
                                                                                         For the Quarter Ended
                                                                                             (unaudited)
                                                                    -----------------------------------------------------------
(dollars in thousands except per share data)                        June 30          Sept. 30          Dec. 31         March 31
- -------------------------------------------------------------------------------------------------------------------------------
Fiscal Year 1995
    Revenues                                                        $75,957           $79,712          $80,900         $108,622
    Gross profit                                                     13,868            13,136           13,504           19,265
    Income before taxes on income                                     6,774             7,532            7,817           10,692
    Net income                                                        4,005             4,454            4,726            6,324
    Earnings per common share                                          0.56              0.62             0.67             0.90
    Dividends per common share                                         0.08              0.08             0.08             0.08
    Common stock price:
       High                                                          31-1/4            33-1/8           31-1/4           34-3/8
       Low                                                           25-1/4            27-1/8           28-1/4           29-7/8
- -------------------------------------------------------------------------------------------------------------------------------
Fiscal Year 1994
    Revenues                                                        $79,187           $83,186          $77,505          $80,314
    Gross profit                                                     14,258            19,687           11,450           14,656
    Income before taxes on income                                     6,235            13,500            6,705            8,076
    Net income                                                        4,384/(1)/        7,978/(2)/       3,940            4,740
    Earnings per common share                                          0.58              1.05             0.52             0.65
    Dividends per common share                                         0.07              0.07             0.07             0.07
    Common stock price:
       High                                                              26            30-1/8           29-7/8           28-3/4
       Low                                                               19            21-5/8           27-1/8           25-1/8
- -------------------------------------------------------------------------------------------------------------------------------

(1) Net income for the quarter ended June 30, 1993, includes $635,000 or $.08 per share for the cumulative effect of the change in accounting for income taxes to SFAS 109.

(2) Net income for the quarter ended September 30, 1993, includes $3.9 million or $.51 per share and revenues of $4 million from the settlement of two claims the Company had filed with the United States Court of Federal Claims.

The common stock of Logicon, Inc. is listed on the New York Stock Exchange with the ticker symbol LGN. There were approximately 1,500 stockholder accounts of record at March 31, 1995.