Form 10-K, Exhibit 13
period 1996-03-31
LOGICON INC /DE/
filed 1996-06-25
CIK 311946

                                                                      EXHIBIT 13

SELECTED CONSOLIDATED FINANCIAL DATA                               Logicon, Inc.

                                        For the year ended March 31

(dollars in millions,        -------------------------------------------------
except per share data)        1996      1995       1994         1993      1992
- ------------------------------------------------------------------------------
Revenues                     $ 476.1   $  345.2     $320.2      $325.1  $299.1
Net income                      25.3       19.5       21.0        15.5    13.5

                                            Per share amounts
                            --------------------------------------------------
Earnings                    $   1.78   $   1.37     $ 1.40      $ 1.02  $ 0.87
Dividends                       0.19       0.16       0.14        0.12    .098
Equity                          9.72       7.96       7.05        6.20    5.43

                                                March 31
                            --------------------------------------------------
Backlog                     $2,037.8   $1,686.3     $727.4      $630.6  $657.6
Total assets                   193.4      152.5      129.3       119.8   113.8
Working capital                 87.2       70.8       85.5        76.2    67.3
Stockholders' equity           135.9      107.5       97.7        89.1    81.0


Per share data reflects a two-for-one stock split in fiscal year 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


- --------------------------------------------------------------------------------
Revenues and Backlog

Logicon provides advanced technology systems and services to support national security, civil and industrial needs in the following areas: Command, Control, Communications & Intelligence; Weapon Systems; Information Systems; Science & Technology; and Training & Simulation. Contracts with the U.S. government are the company's primary revenue source, accounting for approximately 99 percent of total contract revenues for fiscal years 1994 through 1996. The company's contractual revenue mix has shifted in recent years with a greater percentage of revenue being derived from "Time and Material" and "Fixed-Price" contracts.

The following tables present an analysis of the company's revenues and backlog by contract type for the past three years:

                                                   For the year ended March 31
                                                --------------------------------
(dollars in thousands)                             1996        1995       1994
- --------------------------------------------------------------------------------
Contract revenues:
   Cost plus fixed fee                          $  124,058  $   80,064  $ 93,795
   Cost plus award and incentive fee               149,275     125,668   128,501
   Fixed-price                                      72,839      51,317    33,339
   Time and material                               127,550      84,798    62,581
                                                --------------------------------
                                                $  473,722  $  341,847  $318,216
                                                ================================

                                                             March 31
                                                --------------------------------
(dollars in thousands)                             1996        1995      1994
- --------------------------------------------------------------------------------
Backlog:
   Firm contracts:
     Cost plus fixed fee                        $  155,130  $  155,283  $139,118
     Cost plus award and incentive fee             159,836     163,044   102,952
     Fixed-price                                    42,705      34,166    17,919
     Time and material                             188,958     165,385    87,078
                                                --------------------------------
                                                   546,629     517,878   347,067
                                                --------------------------------
   Contract options and untasked indefinite
    quantity contract values:
     Cost type                                     620,261     367,904   259,882
     Fixed-price                                   749,411     743,261    98,521
     Time and material                             121,498      57,285    21,941
                                                --------------------------------
                                                 1,491,170   1,168,450   380,344
                                                --------------------------------
Total backlog                                   $2,037,799  $1,686,328  $727,411
                                                ================================

Backlog, including priced options, has increased to $2.0 billion at March 31, 1996, from $1.7 billion at March 31, 1995. The company's backlog is not subject to any significant seasonal fluctuations, but is likely to vary substantially as contracts near completion and in conjunction with the execution of major contractual renewals or the award of major new contracts. The company's contracts with the government are subject to redirection or termination for convenience, or may not result in future revenues due to events and actions taken by the customer outside of the company's control.

Contract awards that authorize the company to provide services and products are included in firm backlog. When such authorizations have become inactive and the company reasonably anticipates no future revenue from such awards, they are removed from firm backlog. Firm backlog may be funded or unfunded. The funded backlog at March 31, 1996, 1995 and 1994 was $225.5 million, $221.8 million and $180.9 million, respectively.

Contract awards that allow the customer to contract for services and products at specified values upon the issuance of contract modifications, normally referred to as options or delivery orders, are recorded in backlog at the value stated in the contract. These amounts are not included in firm backlog until such future contract modifications are issued. Accordingly, total backlog reflected above may not result in future revenues. In recent years the company's customers have increasingly entered into this form of contract.

In December 1995 the Air Force issued a contract change order for the I-CASE contract which essentially restructured and modified the contract by reducing program management and software update requirements and related costs. The program management function was changed from a firm-fixed price task to a cost plus fixed-fee task. The untasked, indefinite quantity value, over the remaining eight-year period, of this indefinite delivery/indefinite quantity (ID/IQ) contract was $637 million at March 31, 1996. Also, included in the untasked indefinite quantity value is a five-year, $200 million ID/IQ contract from the Internal Revenue Service (IRS) for software and systems engineering services in support of the IRS's Tax Systems Modernization effort that was awarded during fiscal 1996.

Profit Margins

Profit margins from operations for the three years ended March 31, 1996, 1995 and 1994 were as follows:

                                                  For the year ended March 31
                                                --------------------------------
(dollars in thousands)                           1996           1995       1994
- --------------------------------------------------------------------------------
Return on revenue before tax                      8.9%          9.5%       10.8%
Return on revenue after tax                       5.3%          5.7%        6.6%
Effective income tax rate                        40.5%         40.5%       40.9%
Before-tax return on short-term portfolio         5.4%          4.8%        3.2%

The increase in revenues and net income for fiscal year 1996 from fiscal year 1995 is primarily the result of the acquisition of Syscon Corporation (Syscon) on February 16, 1995. The profit margin for fiscal year 1996 decreased from the margin reported in fiscal year 1995 due to lower profit margins on the Syscon revenues and to a decrease in interest income earned on a smaller cash and marketable securities portfolio.

The fiscal 1994 results included net income of $3.9 million or 26 cents per share and revenues of $4 million resulting from the settlement of two claims the company had filed with the United States Court of Federal Claims. The claims were for increased costs relating to changes in contract requirements for two fixed-price development contracts with the U.S. Navy to provide air traffic controller training systems, which were delivered and accepted by the U.S. Navy in prior periods. Net income during fiscal 1994 was also increased by $635,000, or four cents per share, as a result of the company's adoption of Financial Accounting Standard No. 109 "Accounting for Income Taxes". This amount is the total cumulative effect on income for this change in accounting for income taxes.

During fiscal year 1993 the company relocated three operating unit headquarters and consolidated administrative support functions to achieve business and management efficiencies. These changes, combined with the company's ability to control costs while revenues increased, have contributed to the reduction in selling and administrative expenses to 8.3%, 8.8%, and 8.6% of revenues for fiscal years 1996, 1995 and 1994, respectively.

On March 28, 1996, the company acquired Geodynamics Corporation (Geodynamics) for a purchase price of $31.7 million. Geodynamics specializes in remote sensing, geographic information systems, modeling and simulation, software development, and systems engineering and integration for the Department of Defense and other government agencies. The acquisition is being accounted for as a purchase and the excess of the purchase price over net assets acquired was approximately $9.3 million. The Consolidated Balance Sheet includes the assets and liabilities of Geodynamics. The company's consolidated results of operations will include the operations of Geodynamics beginning in fiscal year 1997.

On February 16, 1995, the company acquired Syscon, which operated as an indirectly wholly owned subsidiary of Harnischfeger Industries, Inc., for a cash purchase price of $45.3 million. Syscon is engaged principally in the business of providing systems development, systems integration and systems services to the U.S. government and commercial enterprises. The acquisition was accounted for as a purchase and the excess of the purchase price over net assets acquired was $21.9 million. The company's consolidated results of operations include the operations of Syscon from the acquisition date.

Days sales in receivables decreased slightly to 67 days at March 31, 1996, compared with 69 days at March 31, 1995, and increased from 45 days at March 31, 1994. The fiscal year 1996 days sales measurement would have been approximately 60 days if the fiscal year 1996 unaudited pro forma revenues, which includes the unaudited pro forma revenue of Geodynamics, would have been used for the calculation. The increase for fiscal year 1995 is due primarily to the acquisition of Syscon Corporation on February 16, 1995. The company has adequate cash and credit lines available to fund such fluctuations.

Inflation

Inflation has had little impact on the company's results of operations. The majority of revenues result from contracts in which the expected impact of inflation, including increased labor rates, is provided for in the contract pricing. The impact of inflation on replacement costs of plant and equipment has not been of great significance because the investment is low, and accelerated depreciation methods are used for both tax and cost recovery purposes.

Liquidity and Capital Resources

Cash provided by operating activities was $32.5 million, $26.5 million and $38.3 million in fiscal years 1996, 1995 and 1994, respectively, and is the company's primary source of liquidity. The company's working capital increased to $87.2 million at the end of fiscal year 1996, from $70.8 million at the end of fiscal year 1995 and from $85.5 million at the end of fiscal year 1994. The company's working capital position is reflected in the current ratio of 2.5 to 1, 2.6 to 1 and 3.7 to 1 for fiscal years 1996, 1995 and 1994, respectively.

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

Purchase of Treasury Stock

On October 13, 1995, the board of directors granted the authority to spend up to $10 million to repurchase shares of the company's common stock in open market transactions. The company did not repurchase any shares during fiscal 1996. Over the last three fiscal years, the company has purchased 1,587,800 shares for an aggregate cost of $22.4 million under prior authorizations.

Two-for-One Stock Split

The board of directors declared a two-for-one stock split on August 7, 1995. New shares were issued on September 13, 1995, and the split is reflected in the financial statements contained in this report. All per share data in this report for prior periods have been restated.

Forward-looking Statements

To the extent the information contained in this discussion and analysis of consolidated financial condition and results of operations and the information included elsewhere in the 1996 Annual Report to Stockholders are viewed as forward-looking statements, the reader is cautioned that various risks and uncertainties exist that could cause the actual future results to differ materially from that inferred by the forward-looking statements. Since the company's primary customer is the U.S. government, future results could be impacted by: the right of the government to redirect, modify, terminate or otherwise cause work to be stopped on contracts issued by it; government customers' budgetary constraints; and the contracting practices of the company's current and prospective customers. Some additional factors, among others, that also need to be considered are: the likelihood that actual future revenues that are realized may differ from those inferred from existing total backlog; the ability of the company to attract and retain highly trained professional employees; the availability of capital and/or financing; and changes in the utilization of the company's leased facilities that could result in higher costs. The reader is further cautioned that risks and uncertainties exist that have not been mentioned herein due to their unforeseeable nature, but which, nevertheless, may impact the company's future operations.

CONSOLIDATED STATEMENT OF INCOME                                   Logicon, Inc.

                                                                     For the year ended March 31
                                                                     ----------------------------
(shares and dollars in thousands, except per share data)                 1996      1995      1994
- -------------------------------------------------------------------------------------------------
Revenues:
Contract revenues                                                    $473,722  $341,847  $318,216
Interest                                                                2,381     3,344     1,976
                                                                     ----------------------------
                                                                      476,103   345,191   320,192
- -------------------------------------------------------------------------------------------------
Costs and expenses:
Cost of contract revenues                                             394,224   282,074   258,165
Selling and administrative expenses                                    39,343    30,302    27,511
                                                                     ----------------------------
                                                                      433,567   312,376   285,676
- -------------------------------------------------------------------------------------------------
Income before taxes on income                                          42,536    32,815    34,516
Provision for taxes on income (Note 9)                                 17,228    13,306    14,109
                                                                     ----------------------------
Income before cumulative effect of a change in
 accounting principle                                                  25,308    19,509    20,407
Cumulative effect, on prior years, of change in
 accounting for taxes on income (Note 1)                                                      635
                                                                     ----------------------------
Net income                                                           $ 25,308  $ 19,509  $ 21,042
                                                                     ============================
Earnings per share of common stock: (Note 2)
Before cumulative effect of a change in
 accounting principle                                                $   1.78  $   1.37  $   1.36
Cumulative effect, on prior years, of change in
 accounting for taxes on income (Note 1)                                                      .04
                                                                     ----------------------------
Net income                                                           $   1.78  $   1.37  $   1.40
                                                                     ============================
Average number of common shares including common
 stock equivalents (Note 2)                                            14,209    14,204    15,004




See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET                                         Logicon, Inc.




                                                                 March 31
                                                           -------------------
(dollars in thousands)                                        1996      1995
- ------------------------------------------------------------------------------
Assets
Current assets:
Cash and cash equivalents                                  $ 37,802   $ 31,564
Marketable securities (Note 4)                                8,244      9,210
Accounts receivable (Note 5)                                 87,725     64,233
Prepaid expenses                                              2,447      2,418
Deferred income tax benefits (Note 9)                         8,551      8,308
                                                           -------------------
 Total current assets                                       144,769    115,733
Property, plant and equipment (Note 5)                       11,521      9,090
Other assets                                                  1,085
Excess of purchase price over net assets of businesses
 acquired, net of accumulated amortization of $4,164
 and $2,490                                                  36,063     27,654
                                                           -------------------
                                                           $193,438   $152,477
                                                           ===================

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and other accrued liabilities             $ 17,995   $ 12,549
Accrued salaries, wages and employee benefits (Note 5)       38,522     30,831
Estimated taxes on income (Note 9)                            1,023      1,583
                                                           -------------------
 Total current liabilities                                   57,540     44,963
                                                           -------------------
Commitments and contingent liabilities (Note 10)

Stockholders' equity, per accompanying statement:
Preferred stock, $.10 par value - authorized 2,000,000
 shares, none outstanding
Common stock, $.10 par value - authorized 40,000,000
 shares, outstanding 13,975,000 and 6,753,000 shares
 (Note 2)                                                     1,397        675
Other paid-in capital                                        18,853     14,416
Retained earnings                                           118,569     95,889
Unrealized loss on available for sale securities (Note 4)       (13)      (159)
Unearned compensation and notes receivable under
 Restricted Stock Purchase Plan (Note 8)                     (2,908)    (3,307)
                                                           -------------------
 Total stockholders' equity                                 135,898    107,514
                                                           -------------------
                                                           $193,438   $152,477
                                                           ===================


See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY                      Logicon, Inc



                                             Common stock
                                        ----------------------     Other paid-     Retained
(shares and dollars in thousands)         Shares      Amount       in capital      earnings
- --------------------------------------------------------------------------------------------
Balance at March 31, 1993                7,190       $  719         $ 9,857         $ 80,903
 Retirement of treasury shares            (463)         (46)           (537)         (12,198)
 Transactions of stock plans               195           19           2,656
 Cash dividends                                                                       (2,005)
 Net income for year                                                                  21,042
- --------------------------------------------------------------------------------------------
Balance at March 31, 1994                6,922          692          11,976           87,742
 Retirement of treasury shares            (331)         (33)           (449)          (9,176)
 Transactions of stock plans               162           16           2,889
 Cash dividends                                                                       (2,186)
 Net income for year                                                                  19,509
- --------------------------------------------------------------------------------------------
Balance at March 31, 1995                6,753          675          14,416           95,889
 Transactions of stock plans               364           36           5,123
 Two-for-one stock split (Note 2)        6,858          686            (686)
 Cash dividends                                                                       (2,628)
 Net income for year                                                                  25,308
- --------------------------------------------------------------------------------------------
Balance at March 31, 1996               13,975       $1,397         $18,853         $118,569
                                        ====================================================

Stockholders' equity in the accompanying Consolidated Balance Sheet has been reduced by unearned compensation and notes receivable under the Restricted Stock Purchase Plan (Note 8) and by unrealized loss on available for sale securities (Note 4).



See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS                               Logicon, Inc.


                                                         For the year ended March 31
                                                       ------------------------------
(dollars in thousands)                                     1996       1995       1994
- -------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                             $ 25,308   $ 19,509   $ 21,042
Income charges (credits) not affecting cash -
 Depreciation and amortization                            7,113      4,388      3,471
 Provision for the collectibility of accounts
  receivable                                                                   (2,000)
 Provision for (benefit from) deferred taxes
  (Note 9)                                                1,472     (2,529)    (3,014)
 Amortization of deferred compensation                      520        587        415
 Effect of a change in accounting for income
  taxes (Note 1)                                                                 (635)
Changes in assets and liabilities, net of
 acquisitions -
 Decrease (increase) in accounts receivable             (10,953)     1,304     18,820
 Decrease in prepaid expenses                               446        731        171
 Increase (decrease) in accounts payable and
  other accrued liabilities                               4,733      2,123     (3,227)
 Increase in accrued salaries, wages and
  employee benefits                                       4,423      2,892        285
 Increase (decrease) in income taxes payable               (538)    (2,462)     2,956
                                                       ------------------------------
Net cash provided from operating activities              32,524     26,543     38,284
- -------------------------------------------------------------------------------------
Cash flows from investing activities:
Purchase of property, plant and equipment, net
 of sales                                                (5,563)    (2,397)    (2,747)
Maturity of available for sale securities                 1,112     61,519
Purchase of available for sale securities                          (43,402)   (27,486)
Payment for acquisitions, net of cash acquired
 (Note 3)                                               (23,339)   (43,854)
                                                       ------------------------------
Net cash used in investing activities                   (27,790)   (28,134)   (30,233)
- -------------------------------------------------------------------------------------
Cash flows from financing activities:
Cash dividends                                           (2,628)    (2,186)    (2,005)
Transactions of stock plans                               4,132      1,610      2,035
Purchase and retirement of treasury shares                          (9,658)   (12,781)
                                                       ------------------------------
Net cash provided from (used in) financing
 activities                                               1,504    (10,234)   (12,751)
                                                       ------------------------------
Net increase (decrease) in cash and cash
 equivalents                                              6,238    (11,825)    (4,700)
Cash and cash equivalents at beginning of year           31,564     43,389     48,089
- -------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                $37,802    $31,564    $43,389
                                                        =============================
Cash paid for income taxes                              $14,523    $18,215    $12,975
                                                        =============================


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

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Actual results could differ from those estimates.

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

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is provided using the declining-balance and straight-line methods over estimated useful lives of three to 10 years for office furniture and equipment, three to eight years for computer and related equipment and 15 to 30 years for buildings. Leasehold improvements are amortized over the shorter of their service lives or the remaining terms of the leases.

Excess of Purchase Price Over Net Assets of Businesses Acquired

The excess of purchase price over net assets of businesses acquired is amortized on a straight-line basis, generally over periods not exceeding 20 years. The company regularly reviews the individual components of the balances and recognizes, on a current basis, any decline in value.

Impairment of Long-Lived Assets

The company has adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121). SFAS 121 establishes accounting standards for the impairment of long-lived assets to be reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under the provisions of SFAS 121, the company reviews the recoverability of long-lived assets and intangible assets by comparing cash flows on an undiscounted basis to the net book value of the assets. In the event the projected undiscounted cash flows are less than the net book value of the assets, the carrying values of the assets are written down to their fair value, less cost to sell. In addition, SFAS 121 requires that assets to be disposed of be measured at the lower of cost or fair value, less cost to sell. Adopting SFAS 121 had no effect on the company's financial statements.

Research and Development

The company charges all research and development expenditures to costs and expenses as incurred. Research and development expenditures for fiscal years 1996, 1995 and 1994 were, respectively, $3,952,000, $2,692,000, and $2,751,000.

Income Taxes

Effective April 1, 1993, the company prospectively adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109), which changed the method of accounting for income taxes from the deferred method to an asset and liability method. Previously, the company deferred the past tax effects of timing differences between financial reporting and taxable income. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities.

Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, the company considers cash equivalents to be short-term, highly liquid investments that mature within 90 days from the date of acquisition.

Accounting for Stock-Based Compensation

In October 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-based Compensation" (SFAS 123) which establishes financial accounting and reporting standards for stock-based employee compensation. Under SFAS 123, companies are encouraged, but not required, to adopt a method of accounting for stock compensation awards based upon the estimated fair value at the date the options/awards are granted as determined through the use of a pricing model (the "Fair Value Method"). Companies continuing to account for such awards in accordance with the existing guidance of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) will have to disclose, in the Notes to Financial Statements, the pro forma impact on net income and net income per share had the company utilized the Fair Value Method. The company anticipates accounting for future stock compensation awards in accordance with APB 25 with the appropriate footnote disclosure required under SFAS 123.

- --------------------------------------------------------------------------------
NOTE 2. COMMON STOCK

On September 13, 1995, approximately 6,858,000 common shares were distributed to stockholders to effect a 100 percent stock distribution required by a two-for-one stock split declared by the board of directors, and $686,000 was transferred from other paid-in capital to common stock. Earnings per share, equity per share and dividends per share, common stock prices and all amounts in the notes to the Consolidated Financial Statements have been restated to reflect the stock split.

- --------------------------------------------------------------------------------
NOTE 3. ACQUISITIONS

On March 28, 1996, the company acquired Geodynamics Corporation (Geodynamics) for a purchase price of $31.7 million. Geodynamics specializes in remote sensing, geographic information systems, modeling and simulation, software development, and systems engineering and integration for the Department of Defense and other government agencies. The acquisition was accounted for as a purchase and the excess of the purchase price over net assets acquired was approximately $9.3 million. The Consolidated Balance Sheet includes the assets and liabilities of Geodynamics. The company's consolidated results of operations will include the operations of Geodynamics beginning in fiscal year 1997.

On February 16, 1995, the company acquired Syscon Corporation (Syscon), which operated as an indirectly wholly owned subsidiary of Harnischfeger Industries, Inc., for a cash purchase price of $45.3 million. Syscon is engaged principally in the business of providing systems development, systems integration and systems services to the U.S. government and commercial enterprises. The acquisition was accounted for as a purchase and the excess of the purchase price over net assets acquired was $21.9 million. The company's consolidated results of operations include the operations of Syscon from the acquisition date. Unaudited pro forma fiscal year 1994 revenues, income before cumulative effect of a change in accounting principle and net income, assuming Syscon was acquired at the beginning of fiscal year 1994, were $458.4 million, $23.6 million, and $24.2 million, respectively. Unaudited pro forma fiscal year 1994 earnings per share of common stock were $1.61.

The following table summarizes the unaudited consolidated pro forma results of operations, assuming the acquisitions of Geodynamics and Syscon had occurred at the beginning of fiscal year 1995. However, these pro forma results are not necessarily indicative of the actual results of operations that would have occurred.

                          For the year ended March 31
                                  (unaudited)

                                                              For the year ended March 31
                                                                      (unaudited)
                                                              ---------------------------
(dollars in thousands, except per share data)                     1996               1995
- -----------------------------------------------------------------------------------------
Revenues                                                      $529,163           $510,307
Income before taxes on income                                 $ 42,968           $ 32,637
Net income                                                    $ 25,376           $ 18,841
                                                              ===========================
Earnings per share of common stock                            $   1.78           $   1.33
                                                              ===========================
Average number of common shares including common stock
 equivalents                                                    14,230             14,208
                                                              ===========================

NOTE 4. MARKETABLE SECURITIES
- --------------------------------------------------------------------------------

Marketable securities are
 as follows:
                                                             Amortized cost           Fair value          Gross
(dollars in thousands)                                    basis (plus interest)     (plus interest)   unrealized loss
- ---------------------------------------------------------------------------------------------------------------------
March 31, 1996
Available for sale securities (mature within one year)
 U. S. government and government agencies                            $8,269                  $8,244              $ 25
                                                          ===========================================================
March 31, 1995
Available for sale securities (mature within two years)
 U. S. government and government agencies                            $9,477                  $9,210              $267
                                                          ===========================================================

The specific identification method has been used to determine cost for each security. There have been no realized gains or losses from the sale of available for sale securities during fiscal 1996 or 1995. The net unrealized holding loss on available for sale securities which is included in stockholders' equity at March 31, 1996, and 1995, was $13,000 and $159,000, respectively.

- --------------------------------------------------------------------------------
NOTE 5. DETAILS OF CERTAIN CONSOLIDATED BALANCE SHEET CAPTIONS

                                                                   March 31
                                                              ------------------
(dollars in thousands)                                         1996       1995
- --------------------------------------------------------------------------------
Accounts receivable:

U.S. government, including unbillable of
  $18,271 and $13,259                                         $83,756    $60,929
Other                                                           3,969      3,304
                                                              ------------------
                                                              $87,725    $64,233
                                                              ==================
Property, plant and equipment:

Office furniture and equipment                                $ 6,168    $ 5,747
Computer and related equipment                                 29,471     24,172
Land, buildings and leasehold improvements                      4,917      5,041
                                                              ------------------
                                                               40,556     34,960
Less accumulated depreciation and amortization                (29,035)   (25,870)
                                                              ------------------
                                                              $11,521    $ 9,090
                                                              ==================
Accrued salaries, wages and employee benefits:
Salaries and related expenses                                 $13,024    $14,592
Personal leave                                                 18,665     11,499
Benefit plans                                                   6,833      4,740
                                                              ------------------
                                                              $38,522    $30,831
                                                              ==================

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

- --------------------------------------------------------------------------------
NOTE 6. SHORT-TERM BORROWINGS

The company has a $25 million unsecured line of credit with a bank that is renewable annually, subject to review of the company's financial condition. Borrowings under the line bear interest at the bank's prime rate minus 25 basis points. The company is expected to maintain an average collected demand deposit balance equal to three percent of the line. The compensating balances are not restricted and generally are composed of normal float and minimum operating balances. There were no borrowings under the unsecured line during the last three fiscal years.

- --------------------------------------------------------------------------------
NOTE 7. EMPLOYEE BENEFIT PLANS

The company and its subsidiaries have various tax qualified employee benefit plans which provide retirement benefits to substantially all employees. Annual contributions to the various plans are discretionary and are determined by the board of directors. Charges to costs and expenses with respect to the various plans for fiscal years 1996, 1995 and 1994 were, respectively, $9,071,000, $7,333,000, and $7,350,000.

Employees, except those of certain subsidiaries, are eligible to participate in the company's Stock Purchase Plan by contributing up to six percent of their salary. The company contributes an amount equal to one-half of each employee's contribution, less forfeitures. Company contributions vest and the purchased stock is distributed after the end of the second calendar year following the year of purchase. As of March 31, 1996, the Plan is authorized to purchase an aggregate of 459,657 additional shares of the company's common stock either on the open market or from the company. All shares purchased under the Plan have been open market purchases and it is management's current intent to continue this practice. The Plan held 382,856 shares of the company's common stock at March 31, 1996. Charges to costs and expenses with respect to the Plan for fiscal years 1996, 1995 and 1994 were, respectively, $1,507,000, $932,000, and
$385,000.

The company has incentive compensation plans for key employees that provide for current bonuses and deferred compensation based on the company's current and future earnings. Charges to costs and expenses with respect to the plans for the fiscal years 1996, 1995 and 1994 were, respectively, $3,467,000, $2,619,000, and
$2,909,000.

- --------------------------------------------------------------------------------
NOTE 8. STOCKHOLDERS' EQUITY

The 1992 Employee Incentive Stock Option Plan provides for issuance of options to key employees to purchase shares of the company's common stock at prices not less than market value at date of grant. These options become exercisable as determined in each case by the Executive Compensation Committee of the board of directors, but in no event shall any exercise period exceed 10 years from the date of the grant of the option. No significant charges are made to earnings in connection with this Plan. The Plan authorizes issuance of 2,000,000 shares. Grants for 122,100 shares at a price of $23.38 per share were made during fiscal year 1996.

The 1991 Stock Option Plan for Non-Employee Directors provides the company the ability to grant Non-Employee Directors options to purchase common stock of the company. Options are granted according to a formula contained in the Plan at prices not less than the fair market value at date of grant, are exercisable on or after the second anniversary of the date of grant and expire five years from the date of grant. No significant charges are made to earnings in connection with this Plan. A total of 160,000 shares of common stock are reserved for future issuance under the Non-Employee Directors' Plan. Grants for 6,500 shares at a price of $24.50 per share and for 4,500 shares at a price of $28.13 per share were made during fiscal year 1996.

On March 28, 1996, the company acquired all of the outstanding stock of Geodynamics Corporation (Geodynamics) for a purchase price of $31.7 million. In connection with this transaction, the company agreed to honor the terms of all outstanding and unexercised Geodynamics stock options as of that date using a conversion factor based on the price paid per share of Geodynamics stock divided by the average trading price per share of Logicon stock over a 20-day period ending March 25, 1996. This resulted in the company issuing options for 89,683 shares at prices ranging from $8.63 to $34.52 per share. The estimated fair value of these options has been included in the price of Geodynamics with the resulting credit to other paid-in capital.

A summary of stock option transactions follows:


                                                         Options outstanding
                                           --------------------------------------------------
                                                                                (in thousands)
                                               Shares            Per share              Amount
- ----------------------------------------------------------------------------------------------
March 31, 1993 (472,312 shares
 exercisable)                               1,178,372        $ 3.75-$ 7.25            $ 5,752
Granted                                       182,000         10.63- 13.38              2,012
Exercised                                    (329,978)         3.75-  7.25             (1,331)
Canceled and expired                          (10,400)         6.00- 10.94                (75)
                                            --------------------------------------------------
March 31, 1994 (456,794 shares
 exercisable)                               1,019,994          3.75- 13.38              6,358
Granted                                       182,000         14.19- 16.00              2,654
Exercised                                    (222,960)         3.75- 13.38             (1,119)
Canceled and expired                           (7,400)         7.25- 14.19                (72)
                                            --------------------------------------------------
March 31, 1995 (482,134 shares
 exercisable)                                 971,634          3.75- 16.00              7,821
Granted                                       222,783          8.63- 34.52              5,036
Exercised                                    (466,612)         3.75- 16.00             (2,361)
Canceled and expired                          (15,320)         3.75- 15.94               (126)
                                            --------------------------------------------------
March 31, 1996 (239,190 shares
 exercisable)                                 712,485        $ 6.00-$34.52            $10,370
                                            ==================================================

Under a Restricted Stock Purchase Plan, the Executive Compensation Committee of the board of directors selects eligible employees and determines the number of shares available for purchase by each participant. Eligible employees are entitled to purchase "restricted" shares of the company's common stock at a discount from market value. Following the date of purchase, restrictions on the transfer of the stock may be removed from a discretionary amount of the shares by the Executive Compensation Committee. Legends prohibiting transfers remain on the certificates and are not removed until any loans which have been made in connection with the purchase have been satisfied. During fiscal year 1996, awards for 16,130 shares were granted. Charges to costs and expenses with respect to the Plan for fiscal years 1996, 1995 and 1994 were, respectively, $520,000, $587,000 and $415,000. At March 31, 1996, and 1995, unearned compensation of $311,000 and $682,000 and notes receivable of $2,597,000 and $2,625,000, respectively, related to the issuance of the stock are deducted from stockholders' equity in the accompanying Consolidated Balance Sheet.

At March 31, 1996, 2,775,390 shares of authorized but unissued common stock were available for future grants under these plans.

In April 1990 the company established a Stockholder Rights Plan and declared a dividend of one right for each share of common stock. When the board of directors determines that an acquiring person, as defined, has acquired or intends to acquire 20 percent or more or, in certain circumstances, 15 percent or more of the company's common stock, each right may be exercised to purchase stock in the company equal to the result obtained by multiplying the then current per share purchase price, as defined by the Plan, by the number of shares currently held and dividing that product by 50 percent of the current per share market price or to acquire stock in an acquiring company by the same formula but where the current per share market price is of the acquiring company. An acquiring person is not entitled to any of the benefits of the Plan. The rights, which do not have voting privileges and automatically trade with the common stock after May 16, 1990, may be redeemed by an action of the board of directors at a price of $.01 per right within 10 days after the announcement that a person has acquired 20 percent or more of the outstanding common stock of the company. The Plan will expire on May 15, 2000, unless otherwise amended.

- --------------------------------------------------------------------------------
NOTE 9. TAXES ON INCOME

The provision for taxes on income includes the following:



                                        For the year ended March 31
                                        ---------------------------
(dollars in thousands)                     1996      1995      1994
- -------------------------------------------------------------------
Current payable:
Federal                                 $13,002   $12,831   $13,845
State                                     2,754     3,004     3,278
                                        ---------------------------
                                         15,756    15,835    17,123
                                        ---------------------------
Tax effect of temporary differences:
Federal                                   1,248    (2,167)   (2,515)
State                                       224      (362)     (499)
                                        ---------------------------
                                          1,472    (2,529)   (3,014)
                                        ---------------------------
                                        $17,228   $13,306   $14,109
                                        ===========================

The reasons for variance from the statutory federal income tax rates are as follows:

                                                  For the year ended March 31
                                                  ---------------------------
                                                  1996        1995       1994
- -----------------------------------------------------------------------------
Statutory federal income tax rate                 35.0%      35.0%      35.0%
State taxes, net of federal income tax benefit     4.6        5.2        5.2
Other                                               .9         .3         .7
                                                  ---------------------------
Effective tax rate                                40.5%      40.5%      40.9%
                                                  ===========================

Deferred income tax benefits consist of the following:

                                             March 31
                                        -----------------
                                          1996       1995
- ---------------------------------------------------------
Deferred employee benefits              $ 7,097    $5,570
Non-deductible accrued costs              4,263     2,993
Contractually unbillable receivables     (3,610)     (831)
R&D credit carryforward                      55       701
State taxes                                 452       431
Depreciation                              1,415       284
Loss limitation carryforwards                99       158
Other                                    (1,220)     (691)
                                        -----------------
                                          8,551     8,615
Valuation allowance                                  (307)
                                        -----------------
                                        $ 8,551    $8,308
                                        =================

The fiscal year 1995 valuation allowance relates primarily to loss limitation carryforwards and depreciation. Management believes that all fiscal year 1996 deferred amounts will be realized. The R&D credit carryforward expires during fiscal years 2005 to 2009.

- --------------------------------------------------------------------------------
NOTE 10. COMMITMENTS AND CONTINGENT LIABILITIES

The company leases certain facilities and computer-related equipment under operating leases providing for payment of fixed rentals and, in certain cases, facilities operating expense, property tax and price index increases over base-period amounts. The majority of the leases are for one to 15 years, with options to extend the terms for up to five years beyond the original lease period. Facility and equipment rental expenses for fiscal years 1996, 1995 and 1994 were, respectively, $17,010,000, $15,438,000, and $16,957,000. The amounts due in future fiscal years for the fixed terms of the leases total $113,045,000. Commitments for the five fiscal years 1997 through 2001 are, respectively, $18,300,000, $15,315,000, $12,605,000, $10,868,000, and $10,334,000.


- --------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS

[LOGO OF PRICE WATERHOUSE LLP APPEARS HERE]


To The Board of Directors and Stockholders of Logicon, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Logicon, Inc. and its subsidiaries at March 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for income taxes during fiscal year 1994.


/s/ Price Waterhouse LLP


Price Waterhouse LLP
Costa Mesa, California

May 24, 1996

        SELECTED UNAUDITED CONSOLIDATED FINANCIAL AND STOCK MARKET DATA

                                                                                 For the quarter ended
                                                                --------------------------------------------------
(dollars in thousands, except per share data)                      June 30      Sept. 30     Dec. 31      March 31
- ------------------------------------------------------------------------------------------------------------------
Fiscal Year 1996
Revenues                                                        $  112,207  $    114,622  $  121,264  $    128,010
Gross profit                                                        16,989        18,063      21,073        23,373
Income before taxes on income                                        9,047         9,668      11,588        12,233
Net income                                                           5,368         5,758       6,878         7,304
Earnings per common share                                              .38           .41         .48           .51
Dividends per common share                                             .04           .05         .05           .05
Common stock price:
 High                                                            231/\\8\\     321/\\8\\   291/\\4\\     333/\\4\\
 Low                                                             167/\\8\\   2111/\\16\\   211/\\2\\     251/\\4\\
- ------------------------------------------------------------------------------------------------------------------
Fiscal Year 1995
Revenues                                                        $  075,957  $    079,712  $  080,900  $    108,622
Gross profit                                                        13,868        13,136      13,504        19,265
Income before taxes on income                                        6,774         7,532       7,817        10,692
Net income                                                           4,005         4,454       4,726         6,324
Earnings per common share                                              .28           .31         .33           .45
Dividends per common share                                             .04           .04         .04           .04
Common stock price:
 High                                                            155/\\8\\    169/\\16\\   155/\\8\\    173/\\16\\
 Low                                                             125/\\8\\    139/\\16\\   141/\\8\\   1415/\\16\\
- ------------------------------------------------------------------------------------------------------------------

The common stock of Logicon, Inc. is listed on the New York Stock Exchange with the ticker symbol LGN. There were approximately 1,500 stockholder accounts of record at March 31, 1996. Common stock prices for the five quarters ended June 30, 1995, have been restated to reflect the two-for-one stock split distribution effected September 13, 1995.